FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2015

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Disclosure:	“Breakthrough corn herbicide receives US EPA approval”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG		Media contacts:		Analyst/Investor contact:

Media Office		Paul Barrett		Jennifer Gough
CH-4002 Basel		Switzerland	+41 61 323 2323	Switzerland	+41 61 323 5059
Switzerland				USA	+1 202 737 6521
Tel:	+41 61 323 2323
Fax:	+41 61 323 2424	Paul Minehart		Lars Oestergaard
		USA	+1 202 737 8913	Switzerland	+41 61 323 6793
www.syngenta.com				USA	+1 202 737 6520

Basel, Switzerland, April 28, 2015

Breakthrough corn herbicide receives US EPA approval

•	Step change in technology to address herbicide resistance challenges
•	Launch this year with peak sales potential of more than $250 million
•	One of many compelling products in Syngenta’s $3 billion crop protection pipeline

Syngenta announced today that it has received US EPA approval for its breakthrough corn herbicide, ACURON™. The first sales of the product to US growers will take place this year.

In the USA herbicide resistance, notably to glyphosate, is increasing with infestations of broadleaf weeds in corn up 50 percent in the past four years. ACURON has been shown to improve control of more than 70 weeds that are increasingly difficult for growers to manage, such as Palmer amaranth and Giant Ragweed.

ACURON incorporates bicyclopyrone, a novel chemical ingredient which is combined with three other active ingredients to target a wider range of weeds than any existing product. The four active ingredients and three modes of action in ACURON deliver a multi-targeted approach to weed control.

Davor Pisk, Chief Operating Officer, said: “As current herbicides such as glyphosate lose effectiveness, corn farmers have to spend considerably more per acre on crop protection. The most cost-effective solution is to use a high performing pre-emergent herbicide that stops weeds before they start. We’re delighted that we can now offer ACURON to US corn farmers. It sets a new standard for weed control and will be critical in helping farmers make corn production more sustainable.”

ACURON is a key component of Syngenta’s $3 billion crop protection pipeline with peak sales potential of more than $250 million.

Syngenta is one of the world's leading companies with more than 28,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life. For more information about us please go to www.syngenta.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract there for.

In the US, Acuron is a Restricted Use Pesticide registered by the EPA.

Syngenta – April 28, 2015 / Page 1 of 1

SYNGENTA AG

Date:	April 28, 2015	By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration

		By:	/s/ Dr. Sandra Bürli-Borner
			Name:	Dr. Sandra Bürli-Borner
			Title:	Deputy Head Shareholder Services & Group Administration